Exhibit 99.1

26 July 2012

Sterlite Industries (India) Limited

Unaudited Consolidated Results for the

First Quarter ended 30 June 2012

Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the first quarter (“Q1”) ended 30 June 2012.

Q1 Highlights

•	Integrated Lead production up 79% and integrated Silver production up 70% at Zinc India

•	Power sales up 49%

•	EBITDA at Rs2,337 crore

•	Underlying EPS at Rs.4.2 per share

•	Strong balance sheet with cash and liquid investments of Rs.24,917 crore

•	Shareholder approval received for Sesa Sterlite merger

Financial Highlights

	(In Rs.crore, except as stated)
Particulars	Quarter ended 30 June		Change	Year ended 31 March
	2012	2011	%	2012
Net Sales/Income from Operations	10,591	9,826	8%	40,967
EBITDA	2,337	2,758	(15%)	10,169
Interest Expense	242	164	47%	852
Foreign Exchange Gain/(Loss)	(217)	—	—	(305)
Profit before Depreciation and Taxes (PBDT)	2,797	3,426	(18%)	12,174
Depreciation	518	420	23%	1,830
Profit before Taxes and Exceptional Items	2,279	3,006	(24%)	10,344
Exceptional Items	—	4	—	473
Taxes	334	614	(46%)	2,111
Profit after Taxes	1,945	2,388	(19%)	7,761
Minority Interest	577	642	(10%)	2,161
Share in Profit/(Loss) of Associate	(167)	(106)	57%	(772)
Attributable PAT after Exceptional Items	1,202	1,640	(27%)	4,828
Basic Earnings per Share (EPS) (Rs./share)	3.6	4.9		14.4
Underlying Earnings per Share (EPS) (Rs./share) *	4.2	4.9	(14%)	16.7
Average Exchange Rate (Rs./$)	54.2	44.7	(21%)	47.9

*	Underlying EPS excludes foreign exchange gain/loss and exceptional items

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Consolidated Financial Performance

Revenues for Q1 were up 8% at Rs.10,591 crore primarily due to increase in volume of Lead and Silver at Zinc India, Commercial Power and Copper. The drop in LME prices was partially offset by Rupee depreciation compared with the corresponding prior quarter.

EBITDA was down 15% at Rs.2,337 crore, largely due to lower metal prices, lower volume of Zinc, lower power sales at Balco and higher cost of production in Rupee terms, partially offset by increased realisation on account of Rupee depreciation by 21% during Q1.

During Q1, profits were impacted by mark to market loss of Rs.217 crore on foreign currency loans and higher interest costs of Rs.78 crore.

Sesa - Sterlite Merger

Further to the approval received from the Stock Exchanges and the Competition Commission of India, Sterlite received shareholder approval at the Court Convened Meeting held on 21 June 2012. The Petition for the Schemes have been filed with and admitted by the High Court of Madras and High Court of Bombay at Goa. The Schemes are now subject to the approval of the High Court of Madras, High Court of Bombay at Goa and Supreme Court of Mauritius.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Zinc India Business

Particulars	Quarter ended 30 June		Change	Year ended 31 March
	2012	2011	%	2012
Production (in Kt, except for silver)
Mined Metal – Zinc and Lead	187	188	(1%)	830
Total Refined Zinc	161	193	(16%)	759
Integrated Zinc	157	191	(18%)	752
Total Refined Lead [1]	31	16	91%	99
Integrated Lead	29	16	79%	89
Total Refined Silver [2] (In ‘000 Kgs)	82	47	75%	242
Integrated Silver (In ‘000 Kgs)	79	47	70%	237

Financials
Revenue (Rs. Cr)	2,641	2,784	(5%)	11,132
EBITDA (Rs. Cr)	1,349	1,554	(13%)	5,993
Other Income (Rs. Cr)	574	360	59%	1,543
PAT (Rs. Cr)	1,542	1,479	4%	5,506
Zinc CoP without Royalty ($/MT)	844	874	3%	834
Zinc CoP with Royalty ($/MT)	1,007	1,063	5%	1,010
Zinc LME ($/MT)	1,928	2,250	(14%)	2,098
Lead LME ($/MT)	1,974	2,550	(23%)	2,269
Silver LBMA ($/oz)	28	38	(26%)	35

[1]	Including captive consumption of 1,641 tonnes in Q1 FY 2013 vs 1,391 tonnes in Q1 FY 2012.
[2]	Including captive consumption of 8,643 Kgs in Q1 FY 2013 vs 7,196 Kgs in Q1 FY 2012.

During Q1, mined metal production at 187,000 was in line with the current year mine plan. Mined metal output at Sindesar Khurd (SK) mine increased by around 60% from a year ago, offsetting planned lower output from Rampura Agucha mine. In line with the mine plan and as announced earlier, production in the first half of FY2013 is expected to be marginally lower than that in the corresponding prior period, but will be more than made up in the second half of FY2013.

Integrated refined Lead and Silver production in Q1FY2013 increased 79% and 70% from a year ago, to 29,000 tonnes and 79 tonnes respectively. The increase was primarily due to ramp-up of the SK mine and stabilization of the new Lead and Silver refining capacities. Integrated refined Zinc production at 157,000 tonnes was in line with the mine plan.

Revenues for Q1 FY2013 were Rs.2,641 crore, down 5% compared with the corresponding prior quarter, reflecting the positive impact of higher Lead and Silver volumes, Rupee depreciation, lower Zinc volume and lower prices of Zinc, Lead and Silver.

The cost of production of Zinc, excluding royalty, during the quarter was Rs.45,759 per tonne ($844 per tonne), compared with Rs.39,117 per tonne ($874 per tonne) in the corresponding prior quarter. The increase in the cost of production was mainly due to the depreciation of Indian Rupee, planned increase in strip ratio at Rampura Agucha mine and lower by-product credits. Consequently, EBITDA during Q1 was lower at Rs.1,349 crore compared with Rs.1,554 Crore during the corresponding prior quarter.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Expansion Projects

Zinc India continues to progress well on the underground mine development at Rampura Agucha and Kayar mine. Developmental ore from Rampura Agucha underground and Kayar mines is expected in the second half of FY2013. Commercial production from both these mines will start next year. Zinc India is in the advanced stages of developing technical feasibility of its next phase of expansions.

Zinc International Business

Particulars	Quarter Ended 30 June		Change	Year ended 31 March
	2012	2011	%	2012
Production (Kt)
Mined Metal Content (MIC)- BMM & Lisheen	70	80	(12%)	299
Refined Metal – Skorpion	36	39	(7%)	145

Total	106	118	(10%)	444

Financials
Revenue (Rs.Cr)	1,012	1,060	(5%)	4,258
EBITDA (Rs.Cr)	337	517	(35%)	1,753
PAT (Rs.Cr)	190	317	(40%)	1,034
CoP – ($/MT)	1,111	1,189	7%	1,165
Zinc LME ($/MT)	1,928	2,250	(14%)	2,098
Lead LME ($/MT)	1,974	2,550	(23%)	2,269

In Q1, total production of Zinc-Lead metal-in-concentrate and Zinc metal was in line with our earlier guidance. The total production of 106,000 tonnes comprised 70,000 tonnes of Zinc and Lead metal-in-concentrate (MIC) at Lisheen and BMM and 36,000 tonnes of refined Zinc at Skorpion.

During Q1, revenue and EBITDA at our Zinc-International business were Rs.1,012 crore and Rs.337 crore respectively. EBITDA was 35% lower due to lower metal prices and volume.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Copper Business

Particulars	Quarter Ended 30 June		Change	Year ended 31 March
	2012	2011	%	2012
Production (Kt)
Mined Metal Content – Australia	7	6	13%	23
Cathodes – India	88	74	19%	326

Financials
Revenue (Rs. Cr)	5,301	4,631	14%	20,166
EBITDA (Rs. Cr)	265	331	(20%)	1,498
Foreign Exchange gain/(loss) (Rs. Cr)	(258)	(2)		(262)
PAT (Rs. Cr)	96	393	(86%)	1,155
Net CoP – cathode (USc/lb)	5.4	(2.9)		0.0
Tc/Rc (¢/lb)	12.4	13.9	(11%)	14.5
LME ($/MT)	7,869	9,125	(14%)	8,475

Mined metal production at the Australian mine was up by 13% at 7,000 tonnes. Copper cathode production at the Tuticorin smelter was 88,000 tonnes.

In Q1, net cost of production was higher at 5.4 c/lb compared with (2.9) c/lb in the corresponding prior period primarily on account of lower realization of by-products.

EBITDA for Q1 was lower at Rs.265 crore primarily due to higher net cost of production and lower Tc/Rc, partially offset by higher volume.

The first 80 MW unit of the captive power plant at Tuticorin is expected to be synchronized in the current quarter.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Aluminium Business (BALCO)

Particulars	Quarter ended 30 June		Change	Year ended 31 March
	2012	2011	%	2012
Production (Kt)
Aluminum	60	61	(1%)	246

Financials
Revenue (Rs. Cr)	780	757	3%	3,043
EBITDA (Rs. Cr)	57	191	(70%)	374
PAT (Rs. Cr)	(7)	145		157
CoP ($/MT)	1,910	1981	4%	1,997
LME ($/MT)	1,978	2600	(24%)	2,313

The Balco aluminium production was stable at 60,000 tonnes in Q1. Revenue in Q1 of Rs.780 crore was in line with the corresponding prior period as higher realization on account of Rupee depreciation and improved product mix partly offset by the impact of lower aluminum prices.

During Q1, aluminium cost of production was Rs.103,542 per tonne ($1,910 per tonne) compared with Rs.88,642 per tonne ($1,981 per tonne) in the corresponding prior period. The increase in COP was on account of tapering of coal linkage and higher costs of Alumina and Carbon which reduced EBITDA to Rs.57 crore compared with Rs.191 crore in the corresponding prior quarter.

The first 300 MW unit of the 1200 MW captive power plant at BALCO is expected to be synchronized in the current quarter. The first metal tapping from the 325 ktpa BALCO-III Aluminium smelter is expected by Q3 FY2013.

We have received Environment Clearance for BALCO coal block in May 2012. Subject to Second Stage Forest Clearance which is progressing well, we expect to commence mining this year.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Vedanta Aluminium Limited

Particulars	Quarter Ended 30 June		Change	Year Ended
	2012	2011	%	2012
Production (kt)
Alumina (kt)	218	224	(3%)	928
Aluminium (kt)	124	112	11%	430

Financials
Revenue (Rs. Cr)	1,681	1,498	12%	5,834
EBITDA (Rs. Cr)	83	211	(61)%	563
PAT (Rs. Cr)	(565)	(360)	(57%)	(2,618)
SIIL Share as an associate (Rs. Cr)	(167)	(106)	(59%)	(772)
Alumina COP ($/MT)	334	347	4%	350
Aluminium COP ($/MT)	1,845	2,344	21%	2,188
LME ($/MT)	1,978	2,600	(24%)	2,313

During Q1, Lanjigarh refinery produced 218,000 tonnes of alumina with bauxite from BALCO and third party purchases. Aluminium production at Jharsuguda was 11% higher at 124,000 tonnes as compared with corresponding prior quarter.

The cost of production at VAL in Q1 was Rs.100,020 per tonne (US$1,845 per tonne) compared with Rs.104,853 per tonne (US$2,344 per tonne) in the corresponding prior quarter, lower by 5 % in Rupee terms due to higher production and better operational efficiencies.

EBITDA was adversely impacted by Rs.100 crore on account of interest differential as per AS 16 and Rs.80 crore of mark to market loss on creditors and loans due to foreign exchange fluctuation. EBITDA excluding these items was Rs.263 crore.

Aluminium premiums have risen substantially year on year on account of shortage of primary metal in the physical market due to capacity cutbacks. Premium over LME on aluminium ingot has improved significantly during the quarter to more than $200 per tonne.

Status of Investment in VAL (Associate Company) as at 30 June 2012

In Rs. Crore	Sterlite	Vedanta	External	Total
Equity	563	1,391	—	1,954
Preference Share Capital	3,000	—	—	3,000
Quasi Equity / Debt	6,942	2,374	18,571	27,887

Total funding	10,505	3,765	18,571	32,841

Corporate Guarantees	4,538	23,382	—	27,921

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Power

Particulars	Quarter ended 30 June		Change	Year ended
	2012	2011	%	2012
Merchant sales (mn units)
SEL *	1,938	1,123	73%	5,638
Balco 270 MW	338	424	(20%)	1,605
Wind Power 273 MW	182	105	72%	336

Total	2,458	1,652	49%	7,578

Financials
Revenue (Rs. Cr)	857	592	45%	2,572
EBITDA (Rs. Cr)	329	166	98%	686
PAT (Rs. Cr)	83	50	64%	163
Average Power CoP (Rs./ unit)	2.02	2.57	21%	2.40
Average Power Realization (Rs./unit)	3.44	3.55	(3%)	3.39
SEL CoP (Rs./unit)	2.14	2.86	25%	2.62
SEL realization (Rs./unit)	3.51	3.49	1%	3.42

*	202 MU in Q1 FY2013 and 140 MU in Q1 FY2012 generated under trial run

Power sales were higher at 2,458 million units in Q1, compared with 1,652 million units during the corresponding prior quarter, on account of sales from the three 600 MW units of the 2,400 MW Jharsuguda power plant of Sterlite Energy Ltd (SEL). The fourth unit is currently under trial runs and is expected to be commissioned in the current quarter.

Wind power generation increased by 72% on account of increase in generation capacity.

The generation cost at SEL during the quarter was Rs.2.14 per unit compared with Rs.2.86 per unit in corresponding prior quarter, from stable plant operations.

EBITDA for Q1 was 329 crore was higher compared with the corresponding prior quarter on account of higher volume and lower costs at SEL.

During the quarter, we commissioned an additional 700MW transmission capacity at SEL, taking our total capacity to 1,850MW, which will help to achieve higher PLF. In Q4 FY2013, we expect to commission an additional 1,000MW transmission capacity which will help to achieve capacity PLF.

Expansion Projects

Work at the 1,980 MW power project at Talwandi Sabo is progressing as scheduled, with the first unit targeted to be synchronized by Q4 FY2013.

Depreciation

Depreciation cost for the quarter was higher at Rs.518 crore as compared to Rs.420 crore during the corresponding prior quarter due to the capitalization of new plants at Zinc India operations and SEL.

Sterlite Industries (India) Limited

Results for the First Quarter Ended 30 June 2012

Cash, Cash Equivalents and Liquid Investments

The Company follows a conservative investment policy and invests in high quality debt instruments in form of mutual funds and fixed deposits with banks. As at 30 June 2012, the Company had cash, cash equivalents and liquid investments of Rs.24,917 crore, out of which Rs.14,206 crore was invested in debt mutual funds and bonds, and Rs.10,711 crore was in fixed deposits and bank balances.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.